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April 19, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Asia Timmons-Pierce, Special Counsel, and Sherry Haywood, Staff Attorney

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Skyline Corporation

Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A

Filed on April 4, 2018

File No. 001-04714

Dear Ms. Timmons-Pierce and Ms. Haywood:

This letter is being submitted on behalf of Skyline Corporation (“Skyline” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on April 4, 2018 (as amended, the “Preliminary Proxy Statement”), as set forth in your letter dated April 18, 2018 addressed to Richard W. Florea, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For your convenience, your comments have been reproduced in bold below followed by the responses in regular type. Unless otherwise indicated, pages references in the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to Amendment No. 2.

The responses provided herein are based upon information provided to Barnes & Thornburg LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from the Amendment No. 1 to the Preliminary Proxy Statement). All capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 2.

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Questions and Answers about the Exchange and the Skyline Special Meeting, page 1

Will Skyline’s shareholders receive any consideration in the Exchange?, page 1

1.

We note your response to comment three in our letter dated March 26, 2018. Please revise to include an estimate of the dividend on a per share basis so that shareholders have a better understanding of the potential consideration that they may receive in the Exchange.

Atlanta    Chicago    Dallas    Delaware    Indiana     Los Angeles    Michigan    Minneapolis    Ohio    Washington, D.C.

U.S. Securities and Exchange Commission

April 19, 2018

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 2 of Amendment No. 2 under the question “Will Skyline’s shareholders receive any consideration in the Exchange?” for the revised disclosure.

Unaudited Pro Forma Condensed Combined Financial Information of Skyline Champion Corporation, page 153

Note 4(h), page 165

2.

We note your response to comment 21 in our letter dated March 26, 2018; however, given that the combined company’s projected profitability is a management expectation, it does not appear to us that this adjustment is factually supportable under Rule 11-02(b)(6) of Regulation S-X. Please advise or revise your disclosure accordingly. You may consider including the information you have provided in a footnote to the pro forma financial information.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page 163 and new footnote 5 on page 166 under the heading “Unaudited Pro Forma Condensed Combined Financial Information of Skyline Champion Corporation” of Amendment No. 2 for the revised disclosures.

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition and Repurchase Agreements, page F-11

3.	We note your response to comment 25 in our letter dated March 26, 2018 and the revision to your disclosure. Please further expand your disclosure to provide the percentage of revenue attributable to your transportation services subsidiary for each period presented.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page F-12 of Amendment No. 2 for the revised disclosures.

Note 15. Subsequent Events, page F-41

4.	We note your response to comment 26 in our letter dated March 26, 2018 and the revision to your filing. However, it appears to us that the date through which subsequent events were evaluated should be revised since you disclose an event that occurred after that date.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Preliminary Proxy Statement as you requested. I refer you to page F-41 of Amendment No. 2 for the revised disclosures.

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U.S. Securities and Exchange Commission

April 19, 2018

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 2 as soon as possible. Should you have additional comments or questions, please contact me at (317) 231-7333, or by email at dhooper@btlaw.com.

Sincerely,

/s/ David P. Hooper

David P. Hooper

cc:	John C. Firth, Skyline Corporation

Richard W. Florea, Skyline Corporation

Jon S. Pilarski, Skyline Corporation